UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number: 333-217395

HCBf Holding Company, Inc.

(Exact name of registrant as specified in its charter)

200 S. Indian River Drive, Suite 101

Fort Pierce, Florida 34950

(772) 409-2270

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Common Stock (par value $0.001 per share)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective January 1, 2018, HCBF Holding Company, Inc. merged with and into CenterState Bank Corporation, with CenterState Bank Corporation surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, CenterState Bank Corporation (as successor to HCBF Holding Company, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CenterState Bank Corporation (as successor to HCBF Holding Company, Inc.)
Date: January 11, 2018	By:	/s/ Jennifer L. Idell
		Name:	Jennifer L. Idell
		Title:	Executive Vice President and
Chief Financial Officer